SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                  SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)

    MP VALUE FUND 7, LLC; MP INCOME FUND 19, LLC; MACKENZIE PATTERSON SPECIAL
           FUND 6, LLC; MACKENZIE PATTERSON, INC.; and C.E. PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                                Copy to:
Christine Simpson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

               Transaction                                  Amount of
               Valuation*                                   Filing Fee

               $1,020,000                                   $93.84

* For purposes of calculating the filing fee only. Assumes the purchase of 10 Units at a purchase price equal to $102,000 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $93.84
         Form or Registration Number: Schedule TO
         Filing Party: Above named bidders
         Date Filed:  November 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Schedule TO filed as of November 15, 2002, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(5)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2002


MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 19, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

/s/ C.E. Patterson
C.E. Patterson

                                  EXHIBIT INDEX


Exhibit           Description                                           Page

(a)(5)            Press Release